NO ACT

PE
12-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 16, 2009

S. Willemsen
Assistant Counsel
Allstate Insurance Company
2775 Sanders Road, A3
Northbrook, IL 60062-6127

Re: The Allstate Corporation
Incoming letter dated December 30, 2008

Dear Ms. Willemsen:

This is in response to your letter dated December 30, 2008 concerning the shareholder proposal submitted to Allstate by Emil Rossi. We also have received a letter on the proponent's behalf dated January 22, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated December 29, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Allstate's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Allstate may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Allstate may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Allstate may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Allstate may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Allstate Corporation (ALL)
Rule 14a-8 Proposal by Emil Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the company December 30, 2008 no action request regarding this rule 14a-8 proposal by Emil Rossi with the following text (emphasis added):

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Emil Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The attached *Burlington Northern Santa Fe Corporation* (January 12, 2009) Staff Reply Letter may be relevant since it concerns a proposal with the exact same text as the Allstate Corporation proposal.

Although the rule 14a-8 objections by these two companies have differences, Burlington Northern had ample time since December 5, 2008 to add some or all of the Allstate Corporation objections (as potentially superior objections) and did not. And Burlington Northern had the same objective as Allstate.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The company's speculative misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal to back up its speculative misinterpretations in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(2) objection by requesting that the second sentence of the resolved statement be omitted.

The company objections are based on the false assumption that the resolved statement of shareholder proposals addressed to the board of directors are directed to the members of the board in their capacity as private shareholders.

Thus the well-established 2008 Invacare Corporation proposal in the next paragraph, which was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same company concept in the no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is limiting this request and calling for the board members to only act in the capacity of private shareholders to declassify the board (and private shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

Shareholders should not be denied the opportunity to vote on this topic in 2009. The following resolved text, which was excluded in 2008 at some companies, nonetheless was sufficiently comprehended by shareholders to receive 39% to 48% support at five major companies in 2008:
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies comprehended the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(2) objections and hence gratuitous. The outside opinion page attached even repeats some of rationale behind the company (i)(2) objections and then states (emphasis added): "For the purposes of this opinion, we have ***assumed*** that the Proposal would be read to have this effect."

The key to analyzing the outside opinion appears to be for the reader to look for the false premises that are the basis of lengthy purported support. Even if the lengthy purported support is meticulously crafted in multiple layers, it is irrelevant if based on a single false or misleading premise.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi

Lisette Willemsen <Lisette.Willemsen@allstate.com>

January 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 5, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of BNSF's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

We are unable to concur in your view that BNSF may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that BNSF may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Bell
Attorney-Adviser

and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and/or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Allstate.
You're in good hands.

Lisette S. Willemsen
Assistant Counsel
Corporate Governance

December 30, 2008

Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov) AND OVERNIGHT DELIVERY

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Emil Rossi

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to The Allstate Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein.

GENERAL

The Corporation received a proposal and supporting statement dated October 6, 2008, (the "Proposal"), from Emil Rossi (the "Proponent") for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal, as well as related correspondence with the Proponent, is attached hereto as **Exhibit A.** The 2009 Annual Meeting is scheduled to be held on or about May 19, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 1, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion of Richards, Layton & Finger, P.A., Delaware counsel.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal asks the "board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The Proposal further requires that the "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(2) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

I. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Corporation is incorporated under the laws of the State of Delaware. Because implementation of the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL"), the Corporation may omit the Proposal under Rule 14a-8(i)(2).

The first sentence of the Proposal requests that the board of directors of the Corporation "take the steps necessary" to amend the Corporation's bylaws and each appropriate governing document to provide the holders of 10% of the Corporation's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Corporation's "management" or board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is the holding of 10% or more of the Corporation's outstanding common stock. Accordingly, the Proposal would have the effect of prohibiting directors from calling special meetings of stockholders unless the directors held at least 10% of the Corporation's outstanding common stock. As Richards, Layton & Finger explain in the legal opinion attached hereto as **<u>Exhibit B</u>** (the "RLF Opinion"), such a prohibition would violate the DGCL.

Section 211(d) of the DGCL governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Thus, Section 211(d) vests the board of directors of a Delaware corporation with the power to call special meetings. In RLF's opinion, it would be invalid under the DGCL to include in the Corporation's certificate of incorporation or bylaws a provision conditioning the board's power to call special stockholders meetings on the directors' ownership of at least 10% of the Corporation's outstanding common stock.

RLF's opinion is based on the following essential points:

1. The structure of, and legislative history surrounding, Section 211(d) confirm that a board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board.

2. A Delaware corporation's board is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations) is consistent with the most fundamental precept of the DGCL.

3. Because the Proposal seeks to modify or eliminate a "core" power of the Corporation's board, the Proposal may not be implemented through the Corporation's certificate of incorporation. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may contain provisions for the management of the business and the conduct of the affairs of a corporation but only if such provisions are not contrary to the laws of the State of Delaware.

4. Because the Proposal seeks to modify or eliminate a "core" power of the Corporation's board, the Proposal may not be implemented through the Corporation's bylaws. Section 109(b) of the DGCL provides that a corporation's bylaws may contain any provision relating to the business of the corporation and the conduct of its affairs but only if such provisions are not inconsistent with the law.

5. In addition, the Proposal cannot be implemented through the Corporation's bylaws since it would restrict the board's power to call special meetings as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the DGCL, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) expressly provides that if there is to be any deviation from the general mandate that a board manage the business and affairs of the corporation, such deviation must be provided in the DGCL or the certificate of incorporation.

The Corporation's certificate of incorporation does not (and, as explained above, could not) provide for any substantive limitations on the board's power to call special meetings, and, unlike other provisions of the DGCL that allow the board's statutory authority to be modified through the bylaws, Section 211(d) does not provide that a board's power to call special meetings may be modified through the bylaws. Moreover, the DGCL does not allow the adoption of bylaws that could disable the board entirely from exercising its statutory power.

6. Finally, as the RLF Opinion notes, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity. The "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under the DGCL.

Accordingly, for the reasons set forth above and as supported by the RLF Opinion, Rule 14a-8(i)(2) allows the Corporation to exclude the Proposal from the proxy materials for the 2009 Annual Meeting.

II. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) allows a company to omit a proposal "if the company would lack the power or authority to implement the proposal." As noted above, the Proposal cannot be implemented without violating Delaware law. Accordingly, the Corporation lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004). Based on the foregoing, the Corporation lacks the power and legal authority to implement the Proposal and may exclude the Proposal under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 10, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-7366 or, in my absence, Jennifer M. Hager, Managing Counsel, at 847-402-3776.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Lisette S. Willemsen

Lisette S. Willemsen
Assistant Counsel
Allstate Insurance Company

Copies w/enclosures to: Jennifer M. Hager
Emil Rossi
John Chevedden by e-mail (FISMA & OMB Memorandum M-07-16) and overnight delivery

Allstate Insurance Company
2775 Sanders Road, A3 Northbrook, IL 60062-6127 T 847.402.7366 F 847.326.7524 E Lisette.Willemsen@allstate.com

Exhibit A

(The Proposal and related correspondence with the Proponent)

A-1	John Chevedden's e-mail of November 7, 2008 to Mary McGinn. The email attachment includes Emil Rossi's letter dated October 6, 2008 and his Proposal.
A-2	E-mail of November 10, 2008 from Lisette Willemsen to Mr. Chevedden acknowledging receipt of the proposal submitted by Mr. Rossi and regarding eligibility information for Mr. Rossi.
A-3	DHL waybill and letter of November 10, 2008 sent to Mr. Rossi regarding eligibility information.
A-4	Mr. Chevedden's email of November 21, 2008 to Ms. Willemsen. The email attachment is a letter from Morgan Stanley dated November 21, 2008 evidencing Mr. Rossi's ownership of securities.
A-5	Fax from Morgan Stanley dated November 21, 2008 evidencing Mr. Rossi's ownership of securities.
A-6	Ms. Willemsen's e-mail of November 24, 2008 to Mr. Chevedden.

Smith, Katherine (Law)

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, November 07, 2008 11:38 AM
To:	McGinn, Mary (Law Dept.)
Cc:	Smith, Katherine (Law)
Subject:	Rule 14a-8 Proposal (ALL) SPM
Attachments:	CCE00002.pdf

CCE00002.pdf (218 KB)

Please see the attachment.

Sincerely,
John Chevedden

Emil Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas J. Wilson
Chairman
Allstate Corporation (ALL)
2775 Sanders Rd
Northbrook IL 60062

Rule 14a-8 Proposal

Dear Mr. Wilson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Emil Rossi 10/6/08

cc: Mary J. McGinn <mmcginn@allstate.com>
Corporate Secretary
PH: 847 402-5000
FX: 847 326-7519
FX: 847 326-9722
Katherine Smith <ksmith1@allstate.com>
Assistant Counsel
PH: 847 402-2343
FX: 847-326-7524

[ALL: Rule 14a-8 Proposal, November 7, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Emil Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Fidelity and Vanguard have supported a shareholder right to call a special meeting.

The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Emil Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Willemsen, Lisette

From:	Willemsen, Lisette
Sent:	Monday, November 10, 2008 4:30 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	Shareholder proposals submitted by Chris Rossi, Emil Rossi
Attachments:	11-10-08 (ERossi) Mr. Chevedden.pdf

Dear Mr. Chevedden: Pursuant to your request, I'm acknowledging receipt of the shareholder proposal submitted by Chris Rossi (received on November 4, 2008) and the shareholder proposal submitted by Emil Rossi (received on November 7, 2008).

Please see the letter below regarding Emil Rossi's shareholder proposal:

11-10-08 (ERossi)
Mr. Chevedde...

Lisette Willemsen
Assistant Counsel
Law & Regulation - Corporate Governance
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062
Ph: (847) 402-7366
FAX: (847) 326-7524
Email: Lisette.Willemsen@allstate.com

Allstate.
You're in good hands.

Lisette Willemsen
Assistant Counsel

Corporate Governance

November 10, 2008

VIA ELECTRONIC MAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Proposal for The Allstate Corporation 2009 Proxy Statement

Dear Mr. Chevedden:

We received Emil Rossi's letter dated October 6, 2008 on November 7, 2008 with his proposal requesting our board "take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The following information is being requested.

<u>Eligibility</u>

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of the proposal. Our records do not indicate that Mr. Rossi is a registered holder of Allstate common stock. SEC rule 14a-8(b)(2)(i) requires that Mr. Rossi provide a written statement from the record holder of the shares verifying that as of November 7, 2008, Mr. Rossi has continuously held the requisite amount of securities for a period of at least one year.

Under SEC Rule 14a-8(f), your proof of ownership must be provided to us no later than 14 days from the date you receive this letter.

Please direct your response to my attention. If you should have any questions, please contact me at the numbers listed on this page.

Very truly yours,

Lisette Willemsen

Lisette Willemsen

Copy to: E. Rossi

Allstate Insurance Company
2775 Sanders Road, A3 Northbrook, IL 60062-6127 T 847.402.7368 F 847.326.7524 E Lisette.Willemsen@allstate.com

A-3

Allstate.
You're in good hands.

Lisette Willemsen
Assistant Counsel

Corporate Governance

November 10, 2008

VIA ELECTRONIC MAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Proposal for The Allstate Corporation 2009 Proxy Statement

Dear Mr. Chevedden:

We received Emil Rossi's letter dated October 6, 2008 on November 7, 2008 with his proposal requesting our board "take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The following information is being requested.

Eligibility

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of the proposal. Our records do not indicate that Mr. Rossi is a registered holder of Allstate common stock. SEC rule 14a-8(b)(2)(i) requires that Mr. Rossi provide a written statement from the record holder of the shares verifying that as of November 7, 2008, Mr. Rossi has continuously held the requisite amount of securities for a period of at least one year.

Under SEC Rule 14a-8(f), your proof of ownership must be provided to us no later than 14 days from the date you receive this letter.

Please direct your response to my attention. If you should have any questions, please contact me at the numbers listed on this page.

Very truly yours,

Lisette Willemsen

Lisette Willemsen

Copy to: E. Rossi

Allstate Insurance Company
2775 Sanders Road, A3 Northbrook, IL 60062-6127 T 847.402.7366 F 847.326.7524 E Lisette.Willemsen@allstate.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 21, 2008 7:12 PM
To: Willemsen, Lisette
Subject: Rule 14a-8 Broker Letter (ALL) SPM

Attachments: CCE00000.pdf

CCE00000.pdf (120 KB)

Dear Ms. Willemsen,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

Willemsen, Lisette

From: Willemsen, Lisette
Sent: Monday, November 24, 2008 12:51 PM
To: 'olmsted'
Subject: RE:Emil Rossi - Rule 14a-8 Broker Letter (ALL) SPM

Dear Mr. Chevedden: This email is to confirm that Emil Rossi meets Rule 14a-8 eligibility and procedural requirements.

Lisette Willemsen
Assistant Counsel
Law & Regulation - Corporate Governance
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062
Ph: (847) 402-7366
FAX: (847) 326-7524
Email: Lisette.Willemsen@allstate.com

-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 21, 2008 7:12 PM
To: Willemsen, Lisette
Subject: Rule 14a-8 Broker Letter (ALL) SPM

Dear Ms. Willemsen,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

Exhibit B

(Opinion of Richards, Layton & Finger, P.A., Delaware counsel)

RICHARDS LAYTON & FINGER

December 30, 2008

The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062

Re: Stockholder Proposal Submitted by Emil Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Allstate Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Emil Rossi (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 17, 2007 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on September 15, 2008 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above,

■ ■ ■

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and/or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to grant other parties (in addition to the board of directors) the power to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote" after the corporation had received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[1] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative

[1] For a discussion of process-oriented limitations, see infra, n. 5 and surrounding text.

history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[2] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal would impermissibly infringe upon the Board's fiduciary duty to manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

---

[2] See infra, n. 5 and surrounding text.

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw)[3] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[4] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[5]

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[3] See infra, n. 5 and surrounding text.

[4] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

[5] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[6] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law.

[6] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[7] thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WJH/TNP

[7] See supra, n. 5 and surrounding text.

END